SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(b)

(Amendment No.     )

Xenogen Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

98410R108 (CUSIP Number)

December 31, 2004

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

CUSIP No. 98410R108	13G	Page 2 of 4 Pages

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Harvard Private Capital Holdings, Inc.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Massachusetts

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. SOLE VOTING POWER 1,729,621 shares* 6. SHARED VOTING POWER — 7. SOLE DISPOSITIVE POWER 1,729,621 shares* 8. SHARED DISPOSITIVE POWER —

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,729,621 shares*
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 11.7%
12.	TYPE OF REPORTING PERSON CO

*	Includes 5,715 shares granted to the reporting person on July 19, 2004 pursuant to the Issuer’s 2004 Director Stock Plan which will not fully vest until July 2005.

SCHEDULE 13G

Item 1	(a)	Name of Issuer:

Xenogen Corporation

1	(b)	Address of Issuer’s Principal Executive Offices:

860 Atlantic Avenue
Alameda, CA 94501

Item 2	(a)	Name of Person Filing:

Harvard Private Capital Holdings, Inc.

2	(b)	Address of Principal Business Office or, if none, Residence:

c/o Charlesbank Capital Partners, LLC
600 Atlantic Avenue, 26th Floor
Boston, MA 02210

2	(c)	Citizenship:

Massachusetts

2	(d)	Title of Class of Securities:

Common Stock

2	(e)	CUSIP Number:

98410R108

Item 3		Not applicable; the reporting person is filing pursuant to Rule 13d-1(d).

Item 4		Ownership:

4	(a)	Amount beneficially owned:

1,729,621 shares*

4	(b)	Percent of Class:

11.7%

4	(c)	Number of shares as to which such person has:

(i) sole power to vote or to direct the vote:

1,729,621 shares*, subject to the terms of the Amended and Restated Existing Assets Management Agreement described more fully in Item 6.

(ii) shared power to vote or to direct the vote:

________

*	Includes 5,715 shares granted to the reporting person on July 19, 2004 pursuant to the Issuer’s 2004 Director Stock Plan which will not fully vest until July 2005.

Page 3 of 4 Pages

(iii) sole power to dispose or to direct the disposition of:

1,729,621 shares*, subject to the terms of the Amended and Restated Existing Assets Management Agreement described more fully in Item 6.

(iv) shared power to dispose or to direct the disposition of:

________

Item 5	Ownership of Five Percent or Less of a Class:

Not Applicable.

Item 6	Ownership of More than Five Percent on Behalf of Another Person:

Pursuant to the Amended and Restated Existing Assets Management Agreement, dated September 30, 2001, between Charlesbank Capital Partners, LLC (“Charlesbank”), President and Fellows of Harvard College (“Harvard”) and certain individuals, Charlesbank acts as an investment manager on behalf of Harvard and its affiliates in connection with certain investments of Harvard and its affiliates, including the investment by Harvard Private Capital Holdings, Inc. in Xenogen Corporation disclosed herein.

Item 7	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company:

Not Applicable.

Item 8	Identification and Classification of Members of the Group:

Not Applicable.

Item 9	Notice of Dissolution of Group:

Not Applicable.

Item 10	Certification:

This certification is not required as the filing person is filing pursuant to 13d-1(d).

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Harvard Private Capital Holdings, Inc.

By:	/s/ Tami E. Nason
Name:	Tami E. Nason
Title:	Authorized Signatory

February 14, 2005

*	Includes 5,715 shares granted to the reporting person on July 19, 2004 pursuant to the Issuer’s 2004 Director Stock Plan which will not fully vest until July 2005.

Page 4 of 4 Pages